

Stefano Cabella · 2nd in

CEO of AirSelfie Group

Milano, Lombardy, Italy · 500+ connections · **Contact info**

AirSelfie Holdings Ltd
AirSelfie Inc.

EMBA Alma Graduate

Experience

CEO - President

AirSelfie Holdings Ltd - AirSelfie Inc.
Jan 2017 – Present · 3 yrs 4 mos
London - Minneapolis - Milan - Hong Kong

AirSelfie Group has been incorporated in 2016 to develop, manufacture and launch on the global market the amazing AirSelfie Aerial Cameras. And now it is already a worldwide player.
AirSelfie is a revolutionary, smallest and unique pocket-size flying camera that connects with your smartphone to let you take boundless HD photos of yourself, your friends and your life from the sky.

AirSelfie was disclosed in November 2016 through the Kickstarter platform and became immediately a media and social viral phenomena. Only in a few weeks AirSelfie reached the goal to be published by newspapers, magazines as well as TV in more than 40 Countries getting over 22,6 billi ...**see more**



Meet Your Pocket Size Aerial Photographer

Mondo Group SpA

3 yrs 11 mos

Head of Business Operations - Toys Division -

Mar 2015 – Dec 2016 · 1 yr 10 mos

Italy - Alba Headquarter - , Luxemburg, Canada, USA, China

Following the recent reorganization of Mondo Group, the Board took the decision to make the most important business divisions – Toy and Flooring - even more autonomous just to make them strictly focused on their own growth and profitability
Accordingly with that approach, I have been appointed Head of Business Operations. In n ...see mor

Chief Supply Chain Officer
Feb 2013 – Feb 2015 · 2 yrs 1 mo

Mondo is a multinational and dynamic Company well known around the world for its legendary products and brands. More specifically, Mondo operates in different business:
- Mondo Toys (games, outdoor, motors)
- Mondo Sport & Flooring (official supplier for Olympics Games since Montreal 1976)   ...see mor

Lavazza
15 yrs 4 mos

Supply Chain Director
Jan 2012 – Jan 2013 · 1 yr 1 mo
headquarter

Chief of central department, including operations design and management for the whole Lavazza Group

WorldWide Logistics Director
Jan 2008 – Dec 2011 · 4 yrs

with the specific mandate to set up the global operational framework for each product's cluster – Food, No Food, Appliance, Spare Parts at the global level. The idea under the entire project was to use highly skilled competencies to build an open system ready to a peer to peer cooperation with ou best in class providers.

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Education

EMBA Alma Graduate School
Executive Mba, Finance, Information Technology, Managment and Communication



Università degli Studi di Torino
Degree in "Economia&Commercio" at Turin University, Economics & Finance



